Exhibit 99.1

Bit Origin Ltd Announces Production and Operation Update for January 2023 to March 2023

New York, April 26, 2023 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today provided its production and operation update for January 2023 to March 2023.

•	Operation Update

Since December 2022, the Company gradually moved out all of its crypto currency mining equipment from its mining facility in Georgia, and the Company redeployed its mining equipment in the Indiana mining facility. As of March 31, 2023, the total mining hash rate stands at 403 PH/s with 4,250 miners installed in the Indiana facility, representing all miners the Company has purchased.

•	Bitcoin Production and Revenue

The Company mined 86.4 Bitcoins and achieved a revenue of US$1,975,202 in the first quarter of 2023.

•	Mining Sites Development

As of March 31, 2023, the Company has one hosting mining site in operation and one mining site under development. The Company ceased its operation in the mining facility in Georgia from December 31, 2022.

Site One – Marion, IN, 5.3 Megawatts (“MW”)

On June 8 and July 11, 2022, the Company announced that it entered into two hosting service agreements to increase mining capacity by 3 MW and 2.3 MW, respectively. Based on mutual understanding and arrangements, the Company further expanded its capacity in the Indiana mining facility, and as of March 31, 2023, 4,250 miners at this site have been deployed.

Site Two – Cheyenne, WY, 45MW

On June 15, 2022, the Company announced that it entered into a set of definitive agreements with a private cryptocurrency mining investment fund (the "Fund"). The Fund is investing in a mining site (the “Project”) in Wyoming, U.S. with a capacity of up to 75 MW.

As of March 31, 2023, Phase I of the Project of a capacity of up to 45MW for the mining facility in Wyoming is energized.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

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